UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 7, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 7, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

EARNINGS RELEASE
3RD QTR2022


5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

MESSAGE FROM MANAGEMENT

In 3Q22, TIM presents a solid result in all lines, showing a high level of execution and confirming its ability to reach the established guidance.

This quarter was especially marked by the launch of the 5G in all Brazilian capitals, with TIM taking the lead in coverage in key markets such as São Paulo, Rio de Janeiro and Curitiba.

ESG topics also continue to gain more and more relevance, with TIM presenting great achievements in the three fronts: Environment, Social and Governance.

2022 THIRD QUARTER HIGHLIGHTS

FINANCIAL

STRONG PERFORMANCE IN ALL LINES, RESULTING IN A SOLID LEVEL OF PROFITABILITY

- Solid growth in Total Net Revenue (+24.4% YoY) and Services Revenue (+24.7% YoY) in 3Q22;
- Evolution of Mobile Service Revenue (+25.8% YoY) in 3Q22, with good performance in Postpaid (+25.5% YoY) and Prepaid (+31.2% YoY);
- Customer Platform Revenue totaling R$ 50 million in 3Q22, with growth of 32% YoY;
- TIM Live Revenue up 12.2% YoY in 3Q22;
- Normalized EBITDA reached R$ 2.7 billion in the quarter (+24.5% YoY), with a Margin of 48.1% (excluding the I-Systems effect, the Margin was 49.5%, +1.5 p.p. YoY).

INFRASTRUCTURE

CONTINUOUS INFRASTRUCTURE DEVELOPMENT: LEADER IN 4G AND 5G

- Leadership in 4G coverage, reaching more than 5,100 cities, with emphasis also on the 700 MHz frequency, covering 4,368 localities;
- Expansion of 4.5G coverage to 1,867 cities;
- Launch of 5G in all Brazilian state capitals, with more sites than the sum of its competitors;
- TIM Live's client base reached 708k connections (+5.0% YoY);
- Launch of TIM Live’s FTTH coverage in Campinas (SP).

ESG

A QUARTER MARKED BY SIGNIFICANT ESG ACHIEVEMENTS

- Most diverse and inclusive telco in the world for the second consecutive year in the Refinitiv D&I Index;
- Certified and awarded as Great Place to Work;
- Awarded with *Reclame Aqui* RA 1000 certificate for excellence in customer service;
- TIM + Gerando Falcões: *Favela* Marte is the first *favela* fully connected with 5G.

+18.5% Net Revenue YoY Growth in 9M22

+16.2% Normalized EBITDA YoY Growth in 9M22

+24.9% Normalized EBITDA – Capex YoY Growth in 9M22

25.2% Normalized EBITDA – Capex/Net Revenue in 9M22

46.5% EBITDA Margin in 9M22

R$ 945 mln IoE announced in 9M22

5.5% of equity stake in C6 bank in October*

5G Launch of the technology in all Brazilian capitals

RESULTS CONFERENCE CALL

November 8th, 2022, at:

10 a.m. (BRT) / 8 a.m. (US EST)

Webcast (Portuguese): click here

Webcast (English): click here

*Accumulated indirect stake as a result of the meeting goals agreed in the framework of the partnership with Banco C6, subject to the result of the ongoing arbitration.

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
OPERATIONAL								
Mobile Customer Base ('000)	**68,796**	**51,614**	**33.3%**	**68,695**	**0.1%**	**68,796**	**51,614**	**33.3%**
Prepaid	39,136	29,239	33.9%	38,902	0.6%	39,136	29,239	33.9%
Postpaid	29,659	22,375	32.6%	29,794	-0.5%	29,659	22,375	32.6%
Human Postpaid	24,947	18,296	36.4%	25,059	-0.4%	24,947	18,296	36.4%
4G Users Base ('000)	59,612	45,819	30.1%	59,811	-0.3%	59,612	45,819	30.1%
5G Users Base ('000)	821	-	n.a.	-	n.a.	821	-	n.a.
TIM Live Customer Base ('000)	**708**	**675**	**5.0%**	**699**	**1.3%**	**708**	**675**	**5.0%**
FINANCIAL (R$ million)								
Net Revenues	**5,611**	**4,512**	**24.4%**	**5,368**	**4.5%**	**15,706**	**13,259**	**18.5%**
Services Revenues	5,465	4,382	24.7%	5,202	5.1%	15,250	12,877	18.4%
Mobile Service	5,154	4,096	25.8%	4,899	5.2%	14,339	12,026	19.2%
Fixed Service	311	287	8.4%	303	2.5%	911	851	7.1%
Normalized* Operating Expenses	(2,914)	(2,345)	24.3%	(2,882)	1.1%	(8,400)	(6,970)	20.5%
Normalized* EBITDA	**2,697**	**2,167**	**24.5%**	**2,486**	**8.5%**	**7,306**	**6,288**	**16.2%**
Normalized* EBITDA Margin	**48.1%**	**48.0%**	**0.0p.p.**	**46.3%**	**1.8p.p.**	**46.5%**	**47.4%**	**-0.9p.p.**
Normalized* Net Income	473	474	-0.1%	313	51.3%	1,205	1,432	-15.9%
Capex	978	897	9.0%	1,050	-6.9%	3,355	3,126	7.3%

* EBITDA normalized according to the items described in the Costs section (+R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21). Net Income normalized by: tax credit and other effects (-R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).


TIM
5G

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON SHAREHOLDERS' EQUITY

On September 12, 2022, TIM S.A. announced that its Board of Directors approved the distribution of R$ 480 million as Interest on Shareholders' Equity ("IoE"), payable in two installments. The first installment, in the amount of R$ 235 million, was paid on October 31, 2022, and the second installment, in the amount of R$ 245 million, will be paid on January 31, 2023.

TIM OBTAINS RIGHT TO EXERCISE THE 8TH TRANCHE OF SUBSCRIPTION BONUSES AT BANK C6

In October, 2022, TIM obtained the right to exercise the 8th tranche of the subscription bonus of C6's share capital as a result of the achievement of the 8th level of the agreed targets within the partnership, totaling an accumulated indirect interest of 5.52% in C6's share capital, subject to the outcome of the ongoing arbitration.

CHANGES TO THE ADJUSTED CLOSING PRICE FOR THE ACQUISITION OF THE MOBILE ASSETS OF OI AND INITIATION OF THE ARBITRATION PROCEDURE

In a Material Fact disclosed on September 19, 2022, TIM announced that the "Buyers" (TIM, Telefônica Brasil S.A. and Claro S.A.) of the mobile assets of Oi Móvel S.A. ("Seller") identified differences in assumptions and calculation criteria that, under the terms of the Share Purchase Agreement and Other Covenants ("SPA"), justify a proposal to change the Adjusted Closing Price ("ACP"), for the benefit of TIM, of approximately R$ 1.4 billion. In addition to the differences regarding the ACP, other divergences were identified with the respect to the Cozani's contracts with companies providing mobile infrastructure services (rental of sites/towers), which give rise, under the terms of the SPA, to an indemnity from the Seller to TIM of approximately R$ 231 million. As a result of the differences found, R$ 634 million that was fully retained by TIM and it was not transferred to the Seller.

In a Material Fact disclosed on October 3, 2022, in view of the Seller's express violation of the dispute resolution mechanisms provided for in the SPA, TIM announced that Buyers had no alternative but to file an arbitration proceeding on this date with the Market Arbitration Chamber of B3 S.A - Brasil, Bolsa, Balcão against the Seller to determine the effective amount of the adjustment to the ACP, in the form of the SPA.

In the Material Fact disclosed on October 4, 2022, the Company was surprised by news published in the press, and by a Material Fact disclosed by the Seller on this date, that an injunction had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining an deposit in escrow by the Buyers, in the amount of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the judicial recovery process of the Seller, where it will be safeguarded until a later decision by an arbitration court.

On October 17, 2022, TIM appealed the decision and the Superior Court of Justice, in a monocratic decision, rejected the appeal submitted by TIM and the other Buyers. Therefore, on October 19, 2022, TIM made the deposit in escrow on behalf of the 7th Business Court of the Judicial District of Rio de Janeiro, in the amount of R$ 670 million.

FINANCIAL PERFORMANCE

OPERATING REVENUE

- ***New level of Net Revenue was maintained after the acquisition of Oi's mobile assets, increasing by 24.4% YoY in 3Q22, driven by a strong performance from the Mobile segment.***

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
R$ million								
Net Revenues	5,611	4,512	24.4%	5,368	4.5%	15,706	13,259	18.5%
Services Revenues	5,465	4,382	24.7%	5,202	5.1%	15,250	12,877	18.4%
Mobile Service	5,154	4,096	25.8%	4,899	5.2%	14,339	12,026	19.2%
Client Generated	4,746	3,706	28.0%	4,487	5.8%	13,133	10,930	20.2%
Interconnection	116	131	-11.9%	109	6.4%	337	398	-15.3%
Customer Platform	50	38	32.0%	52	-5.1%	137	83	65.7%
Others	243	220	10.3%	250	-2.8%	732	616	19.0%
Fixed Service	311	287	8.4%	303	2.5%	911	851	7.1%
of which TIM Live	201	179	12.2%	197	2.1%	590	532	10.8%
Product Revenues	146	130	12.9%	167	-12.1%	456	382	19.5%

In 3Q22, Net Revenue totaled R$ 5,611 million, up by 24.4% YoY, with all main lines contributing to this result: (i) Mobile Services Revenue (+25.8% YoY), with positive results from Prepaid and Postpaid segments and the 3 months of additional revenue arising from the acquisition of Oi's mobile assets (as of May 1st); (ii) Fixed Service Revenue (+8.4% YoY), driven by the recurring performance of TIM Live (+12.2% YoY); and (iii) Handset Revenue (+12.9% YoY), with a better sales mix of products and a lower comparative base. In 9M22, Total Net Revenue increased by 18.5% YoY.

Total Net Revenue increased by 24.4% YoY in the quarter



Total Net Revenue
(R$ mln; YoY)
+24.4%
5,611
12
7
24
17
1,039
4,512
Mobile: +25.8%
+8.4%
+12.9%
3Q21
Client Generated
Customer Platform
ITX and Others
Fixed
Products
3Q22

Breakdown of the Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) reached R$ 5,154 million in 3Q22, up by 25.8% YoY, supported by revenues generated by the mobile base acquired from Oi and performance of the Prepaid and Postpaid segments. Mobile ARPU (Average Monthly Revenue Per User) reached R$ 24.9 (-5.8% YoY), impacted by the dilution effects caused with the addition of customers arriving from Oi. In 9M22, MSR totaled R$ 14,339 million, up by 19.2% YoY.

Performance breakdown for each mobile segment in 3Q22:

(i) **Prepaid Revenue increased by 31.2% YoY in 3Q22,** while Prepaid ARPU reached R$ 12.8 (-1.7% YoY). This performance is explained by: (i) 3 months of additional revenue with the arrival of new lines from Oi; (ii) changes implemented during the year in terms of plan portfolio and prices; and (iii) payment of the government aid. In 9M22, Prepaid Net Revenue increased by 18.5% YoY.

(ii) **Postpaid Revenue increased by 25.5% YoY in 3Q22,** with Postpaid ARPU reaching R$ 36.0 (-6.1% YoY). This dynamic can be explained by the following elements: (i) 3 months of additional revenue from the incorporation of Oi's assets; (ii) prices readjustment applied to the entire Postpaid base, mainly in 2Q22, which was partially offset by the already expected effects caused by the retention and disconnection of customers unsatisfied with the new pricing. In 9M22, Postpaid Revenue increased by 18.7% YoY.

ARPU was affected by the dilution effect of the clients arriving from Oi


Mobile ARPU
(R$ /Mo; %YoY)
26.5
-5.8%
24.9
3Q21
3Q22
Postpaid ARPU
(R$ /Mo; %YoY)
38.3
-6.1%
36.0
3Q21
3Q22
Prepaid ARPU
(R$ /Mo; %YoY)
13.0
-1.7%
12.8
3Q21
3Q22

Interconnection Revenue (ITX) fell by 11.9% YoY in 3Q22 (down by 15.3% YoY in 9M22), due to lower incoming traffic. The effect of MTR on Net Service Revenue was 1.9% in the quarter.

Customer Platform Revenue totaled R$ 50 million in 3Q22. In 9M22, this line totaled R$ 137 million.

The Other Revenues line increased by 10.3% YoY in 3Q22, mainly explained by the higher revenue from network sharing and swap contracts, in line with the Company's strategy to expand the fiber transport infrastructure (backbone and backhaul) and to allocate resources more efficiently (Capex and Opex). In 9M22, the recorded growth was 19.0% YoY.

Breakdown of the Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$ 311 million in 3Q22, up by 8.4% YoY, and up by 7.1% YoY in 9M22, totaling R$ 911 million.


TIM Live Revenue
(R$ mln; %YoY)
179
+12.2%
201
3Q21
3Q22

TIM Live maintaining double-digit growth

TIM Live, the main fixed revenue line, recorded a growth of 12.2% YoY in 3Q22, reflecting the following strategies: (i) migration from FTTC to FTTH, focused on customer retention; and (ii) customer profitability through higher value services - in September, 73% of the customer base had plans with speed above 100 Mbps. In 9M22, the recorded growth in this line was 10.8% YoY.

OPERATING COSTS AND EXPENSES

- *In 3Q22, our Cost dynamics had a better growth curve, although it was still impacted by I-Systems and expenses related to the acquisition of assets from Oi Mobile.*

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
R$ million								
Reported Operating Expenses	**(2,953)**	**(2,353)**	**25.5%**	**(2,932)**	**0.7%**	**(8,510)**	**(6,992)**	**21.7%**
Normalized* Operating Expenses	**(2,914)**	**(2,345)**	**24.3%**	**(2,882)**	**1.1%**	**(8,400)**	**(6,970)**	**20.5%**
Personnel	(312)	(290)	7.6%	(296)	5.6%	(910)	(828)	9.9%
Selling and Marketing	(1,053)	(813)	29.5%	(1,032)	2.1%	(2,902)	(2,377)	22.1%
Network & Interconnection	(891)	(710)	25.5%	(942)	-5.4%	(2,727)	(2,116)	28.9%
General & Administrative	(223)	(157)	41.5%	(188)	18.6%	(608)	(498)	22.0%
Cost Of Goods Sold (COGS)	(200)	(174)	15.3%	(219)	-8.5%	(607)	(502)	20.8%
Bad Debt	(173)	(143)	20.7%	(161)	7.7%	(470)	(428)	10.0%
Other operational revenues (expenses)	(61)	(57)	8.3%	(45)	36.3%	(176)	(221)	-20.4%
Normalized* Operating Expenses Ex-COGS	**(2,714)**	**(2,171)**	**25.0%**	**(2,663)**	**1.9%**	**(7,794)**	**(6,468)**	**20.5%**

* Operating costs normalized by: expenses with the price adjustment from the sale of control of I-Systems (+R$ 14.6 million in 3Q22), expenses with specialized legal and administrative services (+R$ 8.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 8.4 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21), expenses with consulting services within the scope of the migration project of clients arriving from Oi (+R$ 15.4 million in 3Q22) and payroll expenses (+R$ 11.8 million in 1Q22), also related to the acquisition of Oi's mobile assets.

Normalized Operating Costs and Expenses totaled R$ 2,914 million in 3Q22, up by 24.3% YoY, reflecting a lower growth rate compared to the levels in 2Q22. Even so, this line continues to be pressured by inflation, additional costs related to the operation, such as the acquisition of Oi's mobile assets (3 months of TSA - Temporary Service Agreement)[1], and rental expenses for I-Systems. In 9M22, this line totaled R$ 8,400 million, up by 20.5% YoY. Excluding the impacts from I-

[1] The Temporary Service Agreement ("TSA") is a temporary contract to provide management services for the subscriber base and maintenance of the Network Operations Center ("NOC") within the scope of the acquisition of Oi's mobile assets. The TSA has a 12-month term and was adjusted to exclude recharging services.

Systems[2], this line would have increased by 20.9% YoY in the quarter, and by 17.3% YoY in 9M22.

In 3Q22, **Reported Operating Costs and Expenses** totaled R$ 2,953 million, up by 25.5% YoY. In the quarter, this line was impacted by non-recurring expenses related to: (i) the price adjustment from the sale of control of I-Systems, in the amount of R$ 14.6 million; (ii) specialized administrative and legal services related to the acquisition/restructuring projects of Oi's mobile assets and I-Systems, in the amount of R$ 8.6 million; and (iii) consulting services within the scope of the migration project of customers arriving from Oi, in the amount of R$ 15.4 million.

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel Costs[3] increased by 7.6% YoY in 3Q22, lower than the annual growth rates reported in the previous quarters. This line continues to be impacted by: (i) inflation effects on wages, bonuses and incentives – however, this impact was smaller than in 2021, when inflation was already at higher levels; and (ii) effects related to the provision for profit sharing in 2022. In 9M22, the recorded growth was 9.9% YoY.

The Commercialization and Advertising line, one of the most affected by the acquisition of Oi's mobile assets, increased by 29.5% YoY in the quarter. This result reflects: (i) higher expenses related to the management of the customer base (billing, collection, and services) and Fistel expenses, both resulting from the migration of customers from Oi; and (ii) TSA costs with Oi (R$ 72 million). In 9M22, the reported growth of the line was 22.1% YoY.

Normalized Network and Interconnection[4] grew by 25.5% YoY in 3Q22, at a smaller growth level than those reported during the first half of the year. This line continues to be affected by: (i) higher expenses with the rental of I-Systems; (ii) higher expenses related to the sites acquired with Oi's mobile transaction; (iii) higher expenses with content and VAS providers; and (iv) partially offset by reduction effects from lower leased line and network sharing costs. In 9M22, this line increased by 28.9% YoY.

Normalized General and Administrative (G&A) Expenses [5] increased by 41.5% YoY in the quarter, mainly explained by: (i) higher expenses related to the systemic integration of new customers from Oi into TIM's structure; (ii) higher expenses related to Journey to the Cloud project (migration of IT infrastructure to the

[2] I-Systems was created in partnership with IHS Brasil, in November 2021, as an open provider of fiber-optic infrastructure. The transaction included the selling of a 51% stake to the new partner upon payment of R$ 1.1 billion to TIM and the allocation of R$ 600 million into I-Systems' cash balance.
[3] The Personnel costs line had a non-recurring impact of R$ 11.8 million in 1Q22, referring to payroll expenses related to the acquisition of Oi's mobile assets.
[4] The Network and Interconnection line had a non-recurring impact of R$ 15.4 million in 3Q22, referring to consulting services within the scope of the migration project for customers arriving from Oi.
[5] The General and Administrative Expenses line was impacted by non-recurring items, in the amount of R$ 8.6 million in 3Q22, R$ 50.3 million in 2Q22, R$ 8.4 million in 1Q22, and R$ 13.7 million in 2Q21, related to expenses with specialized legal and administrative services for the acquisition/restructuring projects for Oi's mobile assets and I-Systems.

cloud); and (iii) higher consulting expenses for recurring projects. In 9M22, the recorded growth was 22.0% YoY.

Cost of Goods Sold (COGS) increased by 15.3% YoY in 3Q22, following the dynamics of handset revenue with a greater mix for product sales and a weaker comparative base during the year of 2021. In 9M22, this cost line increased by 20.8% YoY.

In 3Q22, Provisions for Doubtful Accounts (Bad Debt) grew by 20.7% YoY, totaling R$ 173 million. This line continues to be impacted by the higher revenue base exposed to delinquency with the increase of the Postpaid customer base, influenced by customers that migrated from Oi. Despite a still challenging macroeconomic environment, the **Bad Debt over Gross Revenue ratio was 2.3%, remaining flat in the annual comparison.** In 9M22, Bad Debt increased by 10.0% YoY, impacted by the same elements as in the quarter, although with a different intensity.

Other Normalized Operating Expenses (Revenues)[6] increased by 8.3% YoY in 3Q22, explained by: higher expenses with labor and tax contingencies; and (ii) higher FUST/FUNTEL expense levels. This line corresponded to 2.1% of the Normalized Total Costs and Expenses (vs. 2.4% in 3Q21). In 9M22, this line fell by 20.4% YoY.

[6] The Other Operating Expenses (Revenues) line was impacted by a non-recurring item, in the amount of R$ 14.6 million in 3Q22, referring to the price adjustment from the sale of control of I-Systems.

FROM EBITDA TO NET INCOME

- *Sustaining EBITDA growth, which was driven by the performance in Service Revenue.*

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
Normalized (R$ million)								
Normalized* EBITDA	**2,697**	**2,167**	**24.5%**	**2,486**	**8.5%**	**7,306**	**6,288**	**16.2%**
Normalized* EBITDA Margin	48.1%	48.0%	0.0p.p.	46.3%	1.8p.p.	46.5%	47.4%	-0.9p.p.
Depreciation & Amortization	**(1,880)**	**(1,404)**	**33.9%**	**(1,689)**	**11.3%**	**(4,969)**	**(4,256)**	**16.8%**
Depreciation	(1,394)	(970)	43.7%	(1,235)	12.8%	(3,607)	(2,938)	22.8%
Amortization	(487)	(434)	12.1%	(454)	7.1%	(1,362)	(1,318)	3.4%
Equity in Earnings	**(16)**	**-**	**n.a.**	**(14)**	**16.0%**	**(39)**	**-**	**n.a.**
Normalized* EBIT	**800**	**763**	**4.9%**	**782**	**2.3%**	**2,298**	**2,032**	**13.1%**
Normalized* EBIT Margin	14.3%	16.9%	-2.6p.p.	14.6%	-0.3p.p.	14.6%	15.3%	-0.7p.p.
Normalized Net Financial Results	**(402)**	**(211)**	**90.4%**	**(439)**	**-8.4%**	**(1,089)**	**(473)**	**130.4%**
Financial expenses	(667)	(501)	33.1%	(785)	-15.0%	(2,091)	(1,185)	76.4%
Financial income	260	288	-9.7%	336	-22.7%	992	714	38.9%
Net exchange variation	5	2	142.3%	10	-46.4%	10	(1)	n.a.
Normalized* EBT	**398**	**552**	**-27.8%**	**344**	**16.0%**	**1,209**	**1,560**	**-22.5%**
Normalized* Income tax and social contribution	75	(78)	n.a.	(31)	n.a.	(5)	(128)	-96.4%
Normalized* Net Income	**473**	**474**	**-0.1%**	**313**	**51.3%**	**1,205**	**1,432**	**-15.9%**
Total Normalized Items	(25)	519	n.a.	(33)	-23.3%	(72)	510	n.a.
Reported (R$ million)								
Reported EBITDA	**2,658**	**2,159**	**23.1%**	**2,436**	**9.1%**	**7,197**	**6,267**	**14.8%**
Reported EBITDA Margin	47.4%	47.9%	-0.5p.p.	45.4%	2.0p.p.	45.8%	47.3%	-1.4p.p.
Reported EBIT	**762**	**755**	**0.9%**	**732**	**4.0%**	**2,189**	**2,011**	**8.8%**
EBIT Margin	13.6%	16.7%	-3.2p.p.	13.6%	-0.1p.p.	13.9%	15.2%	-1.2p.p.
Net Financial Results	**(402)**	**(211)**	**90.4%**	**(439)**	**-8.4%**	**(1,089)**	**(473)**	**130.4%**
Income before taxes	**360**	**544**	**-33.9%**	**293**	**22.7%**	**1,100**	**1,538**	**-28.5%**
Income tax and social contribution	88	449	-80.4%	(14)	n.a.	33	403	-91.9%
Reported Net Income	**448**	**993**	**-54.9%**	**280**	**60.1%**	**1,133**	**1,942**	**-41.7%**

* EBITDA normalized according to the items described in the Costs section (+R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21). Net Income normalized by: tax credit and other effects (-R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$ 2,697 million in 3Q22, up by 24.5% YoY, in which Service Revenue was the main driver of this performance. **Normalized EBITDA Margin totaled 48.1%,** remaining flat in comparison to the same period in 2021, even with the impacts from I-Systems and TSA. **Excluding the effects associated with the leasing of the I-Systems network, Normalized EBITDA reached a growth of 28.2% YoY, totaling R$ 2,777 million in 3Q22, with a Normalized EBITDA Margin of 49.5%,** up by 1.5 p.p. over the same period in the previous year. In 9M22, Normalized EBITDA increased by 16.2% YoY, reaching R$ 7,306 million, with an EBITDA Margin of 46.5%, down by 0.9 p.p. vs. 9M21.

[7] EBITDA normalized according to the items described in the "Operating Costs and Expenses" section.

Excluding the effects from leasing on these indicators, Normalized EBITDA-AL ("After Lease") totaled R$ 1,906 million in 3Q22, reaching a growth of 14.4% YoY. In 9M22, this indicator reached R$ 5,275 million, up by 9.0% YoY.

EBITDA advances with double-digit growth


EBITDA and Margin
(R$ mln; %)
+24.5%
2,167
2,697
3Q21
3Q22
+48.0%
+48.1%
EBITDA Margin

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

The D&A line increased by 33.9% YoY in 3Q22, and by 16.8% YoY in 9M22, being one of the most affected lines by the acquisition of Oi's mobile assets. In 3Q22, this line was mainly comprised of: (i) R$ 612 million in depreciation related to Lease IFRS 16, of which R$ 261 million are related to the addition of 7,200 sites acquired from Oi; and (ii) R$ 56 million in amortization related to the acquisition of the 49 MHz spectrum.

Normalized EBIT grew by 4.9% YoY in 3Q22, and by 13.1% YoY in 9M22, reflecting the solid EBITDA growth.

NET FINANCIAL RESULT

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
R$ million								
Cash Items	**(486)**	**(203)**	**139.4%**	**(476)**	**2.1%**	**(1,216)**	**(588)**	**106.9%**
Financial Debt Interest (Net of Derivatives)	(151)	(53)	186.4%	(126)	20.1%	(363)	(91)	298.4%
Interest related to Cash & Cash Equivalents	98	98	-	93	4.8%	416	169	145.5%
Net Leases Interest	(360)	(197)	82.5%	(328)	9.7%	(936)	(582)	60.8%
Auction Spectrum Monetary Adjustment	(13)	(5)	178.4%	(47)	-72.5%	(116)	(19)	496.1%
Others	(60)	(46)	29.5%	(69)	-12.8%	(217)	(64)	237.4%
Non-Cash Items	**84**	**(8)**	**n.a.**	**37**	**125.4%**	**127**	**115**	**10.6%**
Interest Capitalized from Licenses	80	-	n.a.	52	55.2%	145	-	n.a.
Mark-to-market from Derivative	(35)	(86)	-59.0%	(53)	-34.3%	(135)	(117)	15.2%
C6 Mark-to-market	39	78	-49.5%	39	-	118	233	-49.5%
Others	-	-	n.a.	-	n.a.	-	-	n.a.
Net Financial Result	**(402)**	**(211)**	**90.4%**	**(439)**	**-8.4%**	**(1,089)**	**(473)**	**130.4%**

Net Financial Result was negative by R$ 402 million in 3Q22, a better performance in comparison to 2Q22 mainly explained by the lower monetary restatement of the

5G frequencies licenses, since the last EAF installment was paid in May, and by the increase of capitalized interest arising from the payment of the second EAF installment and higher SELIC rate. In the YoY comparison, this result deteriorated by R$ 191 million, mainly explained by:

(i) Higher interest on debt with the increase in the basic interest rate;

(ii) Higher interest on leases, arising from the lease agreements of the 7,200 sites received from the acquisition process of Oi's mobile assets, in the amount of R$ 97.4 million in 3Q22;

(iii) Lower impact from the accounting of mark-to-market of subscription bonus related to the C6 Bank capital recorded in the third quarter (0.7% in 3Q21 vs. 0.4% in 3Q22).

In 9M22, Net Financial Result came in as a negative R$ 1,089 million, deteriorating by R$ 616 million in the annual comparison.

INCOME TAX AND SOCIAL CONTRIBUTION

In 3Q22, the Reported Income Tax ("IR") and Social Contribution ("CSLL") totaled +R$ 88 million, compared to +R$ 449 million in 3Q21. This improvement in the current quarter was mainly explained to: (i) the distribution of R$ 480 million in IoE; (ii) the consumption of tax benefits at TIM S.A.; and (iii) the constitution of a deferred asset in the company Cozani. In the quarter, this line was impacted by non-recurring itens in the amount of R$ 13.1 million, as shown previously in the "From EBITDA to Net Income" table. In the Normalized view, IR/CSLL totaled +R$ 75 million in 3Q22, compared to -R$ 78 million in the same period of the previous year - an improvement explained by the same reasons described above. **In the Normalized view, the effective tax rate was +18.7% in 3Q22** vs. -14.2% in 3Q21.

NET INCOME[8]

Normalized Net Income at the end of 3Q22 totaled R$ 473 million, flat in comparison to the same period in the previous year, while Normalized Earnings per Share (EPS) for the quarter was R$ 0.20, flat YoY. In 9M22, Normalized Net Income reached R$ 1,205 million, down by 15.9% YoY, and the Normalized EPS was R$ 0.50, compared to R$ 0.59 in 9M21.

[8] Net Income normalized according to items in the "From EBITDA to Net Income" section.

CASH FLOW, DEBT, AND CAPEX

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
R$ million								
EBITDA*	2,697	2,167	24.5%	2,486	8.5%	7,306	6,288	16.2%
Capex	(978)	(897)	9.0%	(1,050)	-6.9%	(3,355)	(3,126)	7.3%
EBITDA - Capex	**1,719**	**1,270**	**35.3%**	**1,436**	**19.7%**	**3,951**	**3,162**	**24.9%**
Δ Working Capital	**745**	**520**	**43.3%**	**(1,177)**	**n.a.**	**(1,651)**	**487**	**n.a.**
Non recurring operating items	(39)	(8)	402.1%	(50)	-23.3%	(109)	(21)	411.2%
Operating Free Cash Flow	2,426	1,783	36.1%	209	n.a.	2,191	3,627	-39.6%
Spectrum Auction Payment	-	-	n.a.	(1,271)	n.a.	(2,361)	-	n.a.
Operating Free Cash Flow ex-Auction Payment	2,426	1,783	36.1%	1,479	64.0%	4,552	3,627	25.5%
Leases Payment	(806)	(513)	57.3%	(706)	14.2%	(2,070)	(1,475)	40.3%
Operating Free Cash Flow After Leases Payment	1,620	1,270	27.5%	773	109.5%	2,482	2,152	15.3%

* EBITDA normalized according to the items described in the Costs section (+R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21).

At the end of 3Q22, Operating Free Cash Flow (OFCF) totaled R$ 2,426 million, up by 36.1% over the amount of R$ 1,783 million reported in 3Q21. This dynamic was mainly impacted by a higher EBITDA level driven by the incorporation of the assets acquired from Oi, in addition to an improvement in working capital in YoY comparison, confirming the Company's cash generation ability. In 9M22, OFCF totaled R$ 2,191 million, down by 39.6% YoY, mainly due to the payment related to the spectrum auction held in November 2021.

At the end of 3Q22, Normalized EBITDA (-) Capex was R$ 1,719 million, up by 35.3% YoY, due to the EBITDA expansion, as explained in the previous section, which surpassed the increase in Capex in the period, driving the **Normalized EBITDA (-) Capex over Net Revenue ratio to 30.6%.**
Excluding the effects from leases, Normalized EBITDA-AL (-) Capex totaled R$ 928 million, up by 20.6% YoY.

CAPEX

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
R$ million								
Network	787	582	35.3%	785	0.4%	2,451	2,240	9.4%
IT & Others	190	315	-39.6%	265	-28.2%	904	886	2.0%
Total Capex	**978**	**897**	**9.0%**	**1,050**	**-6.9%**	**3,355**	**3,126**	**7.3%**
Total Capex/Net Revenue	**17.4%**	**19.9%**	**-2.4p.p.**	**19.6%**	**-2.1p.p.**	**21.4%**	**23.6%**	**-2.2p.p.**

Capex totaled R$ 978 million in 3Q22, of which R$ 787 million was related to network and R$ 190 million was used in IT and other investments. The growth in comparison to the previous year (+9.0% YoY) was already expected due to the costs of integrating Oi's mobile assets, as well as the implementation of 5G. Capex over Net Revenue was 17.4%, a reduction of 2.4 p.p. over the same period in 2021. In 9M22, Capex totaled R$ 3,355 million (+7.3% YoY), corresponding to 21.4% over Net Revenue (-2.2 p.p. YoY).

WORKING CAPITAL VARIATION

In 3Q22, the Working Capital Variation was positive by R$ 745 million, mainly impacted by the payment of R$ 250 million to Oi as TSA remuneration, in April. TSA impacts the prepaid expenses line in monthly installments (pro rata) for 12 months of services, during the transition phase for the assets acquired from Oi. In the quarter, the prepaid expenses line improved by R$ 359 million vs. 2Q22.

The improvement in 3Q22 vs. 2Q22 was due to the payment of the EAF and EACE licenses in the previous quarter, related to the 3.5 GHz and the others 5G frequencies auction, which impacted the working capital line by R$ 1.3 billion in the mentioned quarter.

The payment of the TFF rate for 2022, which is a component of the Fistel tax, continues suspended, as well as for 2020 and 2021, and no payment date has been established, therefore benefiting our Working Capital dynamics (Note 22 of the Financial Statements).



DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	Libor + 0.75%	01/24 to 12/25	88	139	227
Scotia	USD	1.4748% to 3.2300% p.y.	04/24	18	1,619	1,637
BNP Paribas	USD	7.0907% p.y.	01/22 to 01/24	6	500	506
Debentures	BRL	IPCA + 4.1682% p.y.	06/28	17	1,758	1,775
BNDES	BRL	IPCA + 4.2283% p.y.	11/31	2	387	389
BNB	BRL	IPCA + 1.2228% to 1.4945% p.y.	02/28	27	220	248
Total Financial Debt				**159**	**4,622**	**4,781**
License (5G)	BRL	SELIC	12/40	51	867	918
Total Debt Before Lease				**210**	**5,490**	**5,699**
Total Lease	BRL	IPCA/IGP-M (11.28% p.y.)*	10/29	1,811	10,577	12,388
Total Debt				**2,020**	**16,067**	**18,087**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	3Q22	2Q22	1Q22	4Q21
R$ million				
Short-Term Debt	159	126	106	538
Long-Term Debt	4,622	4,595	3,233	3,307
Total Debt	**4,781**	**4,720**	**3,339**	**3,845**
Cash and Cash Equivalents	(3,703)	(2,286)	(8,076)	(9,797)
Net Derivatives-ex C6	132	44	169	11
Net Debt	**1,210**	**2,479**	**(4,568)**	**(5,940)**
License (5G and 4G)	918	889	864	843
Net Debt AL	**2,128**	**3,367**	**(3,704)**	**(5,097)**
Total Lease	12,388	12,521	9,592	8,820
Total Net Debt	**14,516**	**15,889**	**5,888**	**3,723**
Net Debt AL/Normalized EBITDA AL*	**0.3x**	**0.5x**	**-0.5x**	**-0.8x**
Net Debt Total/Normalized EBITDA	**1.5x**	**1.7x**	**0.7x**	**0.4x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9,15 & 16
R$ million		
2023	1,188	4,645
2024	1,199	2,246
2025	180	994
2026	745	1,490
After 2026	2,177	6,691
Total Debt	**5,490**	**16,067**

Total Debt (post-hedge) totaled R$ 18,219 million in 3Q22, increasing by R$ 6,508 million YoY. The total amount includes the recognition of finance leases arising from the acquisition of Oi's mobile assets, in the total amount of approximately R$ 2.9 billion, considering the accelerated decommissioning term and fines related to lease sites contracts.

At the end of 3Q22, the amount of financings (post-hedge) totaled R$ 4,913 million. **The average cost of debt, excluding leases and licenses related to the 5G auction, was 14.2% per year (105.2% of the CDI) in the quarter,** higher when compared to the cost of 6.3% per year (122.7% of the CDI) in 3Q21, impacted by the increase in the CDI rate in the period.

At the end of the quarter, our Cash and Securities balance totaled R$ 3,703 million, down by R$ 3,670 million YoY, mainly explained by the acquisition of Oi's mobile assets in 2Q22 and the payment for the 2021 spectrum auction. It is

worth noting that, in October 2022, the Company made an escrow deposit of R$ 670 million related to the discussion on the Price Adjustment of the acquisition of Oi Mobile.

Cash balance impacted by payments related to Oi Mobile and the 2021 spectrum auction


3Q Cash Outflows
(R$ mln; YoY)
-54,1%
8.076
-6.662
-1.271
3.156
404
3.703
1Q22
Oi Assets Payment (includes TSA)
5G Auction (EAF and EACE)
Normalized EBITDA-Capex
Others + Working Capital
3Q22

The average financial yield reached 14.0% per year (104.1% of the CDI) in 3Q22, up by 8.2 p.p. over 3Q21, resulting from the recent increases in the basic interest rate.



OPERATING AND MARKETING PERFORMANCE

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
R$ million								
Mobile Customer Base ('000)	**68,796**	**51,614**	**33.3%**	**68,695**	**0.1%**	**68,796**	**51,614**	**33.3%**
Prepaid	39,136	29,239	33.9%	38,902	0.6%	39,136	29,239	33.9%
Postpaid	29,659	22,375	32.6%	29,794	-0.5%	29,659	22,375	32.6%
Human Postpaid	24,947	18,296	36.4%	25,059	-0.4%	24,947	18,296	36.4%
4G Users Base ('000)	59,612	45,819	30.1%	59,811	-0.3%	59,612	45,819	30.1%
5G Users Base ('000)	821	-	n.a.	-	n.a.	821	-	n.a.
Market Share	**26.6%**	**20.7%**	**5.9p.p.**	**26.5%**	**0.1p.p.**	**26.6%**	**20.7%**	**5.9p.p.**
Prepaid	33.2%	24.8%	8.4p.p.	32.4%	0.8p.p.	33.2%	24.8%	8.4p.p.
Postpaid	21.0%	17.0%	4.0p.p.	21.4%	-0.4p.p.	21.0%	17.0%	4.0p.p.
Human Postpaid	24.0%	18.6%	5.4p.p.	24.2%	-0.2p.p.	24.0%	18.6%	5.4p.p.
TIM Live Customer Base ('000)	**708**	**675**	**5.0%**	**699**	**1.3%**	**708**	**675**	**5.0%**
FTTH	514	386	33.1%	479	7.3%	514	386	33.1%
FTTC	194	289	-32.7%	220	-11.6%	194	289	-32.7%

MOBILE SEGMENT:

At the end of 3Q22, TIM had a total of 68.8 million mobile lines which, with the addition of clients arriving from Oi Mobile, grew by 33.3% YoY, reaching a market share of 26.6%.

The Postpaid base had a total of 29.7 million lines in 3Q22 (+32.6% YoY), with the addition of lines migrated from Oi Mobile. This segment's mix represents 43% over the total base and remained flat in the annual comparison.

Human Postpaid (ex-M2M) reached 24.9 million lines at the end of the quarter (+36.4% YoY), including the addition of lines arriving from Oi Mobile.

The M2M base reached 4.7 million lines in 3Q22, up by 15.5% YoY, also impacted by the new customers that arrived from Oi.

The Prepaid base had a total of 39.1 million lines in 3Q22, up by 33.9% YoY, including the addition of new lines from Oi Mobile.


TIM
BLACK
Rock in Rio
APROVEITE GLOBOPLAY + CANAIS AO VIVO PARA CURTIR O ROCK IN RIO BRASIL 2022.
globoplay
ATÉ 75GB
5G
TIM
139,99

TIM BLACK ROCK IN RIO EDITION, WITH GIVEAWAYS FOR TICKETS AND UP TO 75 GB INTERNET.

As the official sponsor of Rock in Rio Brazil 2022, and a leading supporter of musical events in the country, TIM launched a special offer to celebrate the world's biggest music and entertainment festival. The TIM Black Rock in Rio brought customer the chance to compete for 40 pairs of tickets to the event and another R$ 5,000 in cash. Everyone who joined the plan also received an Internet bonus of 50 GB, which can reach a total of 75 GB, as well as a R$ 2,000 discount on the purchase of a smartphone, compatible with the 5G network. The plan also offered all the other benefits of the TIM Black Portfolio.

FIXED SEGMENT:

At the end of the quarter, **TIM Live recorded a customer base of 708k connections, therefore maintaining its growth pace (+5.0% YoY). Net additions reached 9.3k new lines** in the period, **growing by +9.4% YoY**, mainly driven by the **FTTH base, which grew by 33.1% in annual comparison.** Higher-value plans, with speed above 100 Mpbs, continued to gain more relevance, just as in previous quarters. Another positive highlight was voluntary *churn*, which reduced by -1.4 p.p. YoY.

CUSTOMER PLATFORM AND MOBILE ADVERTISING

Since 2020, TIM has been developing strategies to increase the solutions ecosystem for its customer base and to expand and diversify the Company's value creation sources, including a Customer Platform, which aims to monetize the Company's customer base and increase client loyalty by observing market trends and innovative partnerships. This initiative is made possible by two business models:

(i) **Commercial Partnerships with direct compensation for the sales of advertising and data intelligence** – serving brands that are seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii) **Strategic Partnerships to achieve the same goals above, exponentially in a record time.** In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partners' brand ("TIM's Official Bank", "TIM's Official Digital Graduation", etc.), and encourage consumers to join the partner brand with an exclusive GB bonus offer. We communicate with clients in all touch points, including *Meu TIM*, Call Centers, Stores, E-Commerce, and add the partnership within TIM's core telecom offers to the market. We also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale and, finally, we pay 8,000 sellers for the success of the partnership. In this model, TIM's remuneration is linked to the success of the partnership and is comprised of a CAC fee, in R$, and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and a higher market valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 550 data points per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 34 million customers with Opt Ins, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif, and mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +*Vantagens*, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In this third quarter, we had over 5 million TIM users engaged in our advertising campaigns.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 bank and, as of April 2020, launched exclusive offers for TIM customers who opened bank accounts at C6, in addition to using its services. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity interest in the bank according to the number of active account targets reached. The number of shares received for each target achieved varies throughout the contract's term, with the initial percentages being more advantageous for TIM due to the greater effort required for a new digital company to take off.

By the end of 3Q22, the partnership with C6 had achieved another record of accounts created, where 25% of the clients in TIM's base with Opt In and Digital Profile already had installed the C6 application on their cellphones, surpassing the penetration of applications of 3 out of the 4 largest Brazilian banks. At the end of the quarter, TIM reached an accumulated equity stake of 5.2% in the C6 bank's share capital.

Even with the project's success, differences between the partners resulted in the opening of an Arbitration Procedure, in 2021, which remains open, as described in Note 38 of the Financial Statements.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A ("Cogna"), establishing a strategic partnership to develop offers with special benefits for distance learning through the **Ampli** platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform's courses, and TIM customers begin to get discounts on selected courses - which is in line with a strategy aimed at generating professional knowledge, providing employability, and encouraging free courses to its users.

As in the partnership with C6, TIM's remuneration is a commission and equity interest in Ampli, which may reach up to 30% of its share capital - the subscription of shares was approved by Cade in September 2021. It should also be noted that the eligible subscription rights will be calculated annually.

At the end of the third quarter of 2022, the partnership reached over **29k users enrolled** in undergraduate and graduate. As for open professional courses, 176k enrollment subscriptions have been made since the beginning of the partnership. In addition, during the year, we reached **more than 8 million accesses on the partnership website.**

DIGITAL CONTENT AND SECURITY SERVICES

In May 2022, TIM announced a new strategic partnership, this time focused on the digital security market and entertainment. This partnership was born between TIM and the FS group with the creation of **EXA**, a new brand dedicated to digital solutions for the end consumer. EXA began to offer reading solutions to TIM's customers directly in their plans through the Ayabook and Aya Minibooks applications (access to digital books) and through Bancah (access to several Brazilian newspapers and magazines). With that, more than 40 million TIM customers can benefit from these services.

INFRASTRUCTURE

For another quarter, TIM reinforces its commitment to enhance and continuously improve the quality of its services, aiming to ensure the best user experience for its customers. The focus on expanding and improving network infrastructure remains an essential pillar in our business plan. In 3Q22, we implemented the 5G standalone coverage in 22 cities, covering 25% of the country's urban population with the technology. In 4G, we reinforced our leading presence, with more than 5,100 cities covered and reaching 99% of Brazil's urban population.

THE PROTAGONIST AND LEADING PLAYER IN 5G COVERAGE


Todas as capitais do
Brasil conectadas
para imaginar as
possibilidades do 5G!
TIM

In October, the Company achieved another important milestone in its history: TIM's **5G network became available in all of Brazil's capital cities.** With this new 5G coverage expansion phase, TIM marks its presence in all 27 capital cities of Brazil **with the number of antennas surpassing Anatel's minimum requirement**, becoming the leading player in national coverage for this new technology, as well as for 4G.

In addition, **TIM stands out for having over half of the licensed antennas[9] in the 3.5 GHz band:** the Company has approximately 3,000 antennas out of a total of 5,900. This reinforces TIM's commitment with the quality and availability of its services, pursuing its mission to offer wide coverage and a "continuity 5G experience" to its customers.

---

[9] Article "Brazil has almost 6k 5G antennas" by *Valor Econômico*, dated 10/14/2022.

Below are the evolution details of our mobile and fixed networks:

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
R$ million								
4G Cities	**5,157**	**4,420**	**16.7%**	**5,067**	**1.8%**	**5,157**	**4,420**	**16.7%**
of which 700 MHz enabled	4,368	3,744	16.7%	4,262	2.5%	4,368	3,744	16.7%
of which VoLTE enabled	5,084	4,404	15.4%	4,959	2.5%	5,084	4,404	15.4%
Urban Population Coverage (4G)	**99%**	**97%**	**1.7p.p.**	**98%**	**0.3p.p.**	**99%**	**97%**	**1.7p.p.**
of which 700 MHz enabled	95%	93%	2.1p.p.	95%	0.5p.p.	95%	93%	2.1p.p.
of which VoLTE enabled	99%	96%	2.6p.p.	98%	0.5p.p.	99%	96%	2.6p.p.
5G Cities	**22**	**-**	**n.a.**	**-**	**n.a.**	**22**	**-**	**n.a.**
4.5G Cities	**1,867**	**1,595**	**17.1%**	**1,842**	**1.4%**	**1,867**	**1,595**	**17.1%**
3G Cities	4,120	3,930	4.8%	4,120	-	4,120	3,930	4.8%
Urban Population Coverage (3G)	94%	94%	0.3p.p.	94%	-	94%	94%	0.3p.p.
Biosites	**1,820**	**1,746**	**4.2%**	**1,814**	**0.3%**	**1,820**	**1,746**	**4.2%**
Sky Coverage (# sites)	**1,342**	**558**	**140.5%**	**1,240**	**8.2%**	**1,342**	**558**	**140.5%**
Massive MIMO (# sites)	**2,606**	**1,968**	**32.4%**	**2,561**	**1.8%**	**2,606**	**1,968**	**32.4%**
Homes passed**	**5,919**	**5,673**	**4.3%**	**5,803**	**2.0%**	**5,919**	**5,673**	**4.3%**
FTTH	4,050	3,299	22.8%	3,792	6.8%	4,050	3,299	22.8%
FTTC	3,000	3,111	-3.6%	2,980	0.7%	3,000	3,111	-3.6%
Broadband Coverage Cities*	**40**	**37**	**8.1%**	**39**	**2.6%**	**40**	**37**	**8.1%**
FTTH	39	35	11.4%	37	5.4%	39	35	11.4%
FTTC	5	5	-	5	-	5	5	-
FTTCity (# cities)	**1,362**	**1,101**	**23.7%**	**1,302**	**4.6%**	**1,362**	**1,101**	**23.7%**

* Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Joinville (SC), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

** The amounts for homes passed were adjusted after a change in recognition methodology, in which the retroactive values were also adjusted.


5G

ENVIRONMENTAL, SOCIAL & GOVERNANCE

For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG's ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

Driven by the aspiration to "be an ESG reference in Brazil", TIM has updated its **ESG Plan 2022-24,** with environmental, social, and governance goals and commitments:

Environmental	Being a Carbon Neutral company (scopes 1 and 2)*	**2025**
	Zero the scope 2 indirect emissions*	
	Maintain 100% of energy consumption from renewable sources	
	Maintain the 80% increase in eco-efficiency in data traffic* (bit/Joule)	
	Recycle at least 95% of solid waste	**2030**

Social	Maintain the level of employee engagement at least 80%	**2023**
	Reach 40% of black people in the workforce	
	Have 35% women in leadership positions	
	Train 99% of employees in ESG culture	
	Train over 5,000 employees in digital skills	
	Bringing 4G connectivity to all municipalities in Brazil	

Governance	Reduce customer complaints by 50%**	**2023**
	Maintain TIM on the *Novo Mercado*, *Pró-Ética* and ISE-B3	
	Maintain certifications ISO 14001, ISO 900 and ISO 37001	
	Get the certification ISO 27001	**2022**

* Base year 2019
** Reduce by 50% customer complaints at Anatel in the personal mobile service by 2023, with respect to 2019, without considering complaints from customers coming from Oi Mobile's base.

ENVIRONMENTAL

- TIM launched in Salvador the first biosite developed with a composite that uses glass, carbon and aramid fibers in its matrix, resulting in a lighter and more durable tower. At the end of the 3rd TRI, TIM had 1,820 active biosites;
- TIM's energy consumption in the third quarter was 498,562 MWh, of which almost half came from the Company's self-generation of renewable energy, under the Distributed Generation Project;
- Through its partnership with *Usina Santa Vitória Açúcar e Álcool*, a reference in the country's sugar and ethanol sector, TIM announced the first 4G TIM in the Field project in the state of Minas Gerais, which will enable 4G coverage to 160 properties of the complex and neighboring

communities. More than 37,000 hectares of sugarcane production will be served, benefiting about 20,000 inhabitants and 1,500 employees;

- The Company is part of the B3's Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil's Climate Resilience Index;
- Improved CDP score, increasing performance from B- (2020) to B (2021);
- TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.

SOCIAL

- For the second consecutive year, TIM is the global leader in the telecommunications sector of the Refinitiv Diversity & Inclusion Index, and ranks 10th overall;
- After being certified with the Great Place to Work seal, TIM was also considered one of the 10 best big companies to work for in Rio de Janeiro;
- TIM launched the 5G Hub in partnership with *Cubo* Itaú, aiming to develop an innovation environment focused exclusively on new market applications with fifth generation mobile technology;
- TIM and the NGO *Gerando Falcões* have partnered to make possible the transformation project "*Favela* 3D". The *Favela* Marte, in São José do Rio Preto (SP), will be the first community in Brazil fully connected to 5G through technology hubs. The project is expected to start operating in one year;
- TIM participated for the third consecutive year in *AfroPresença*, promoted by the Labor Prosecutor's Office of São Paulo and conducted by the startup *Negras Plurais*;
- The first cycle of the Exponential Education project, conducted by the NGO One By One, with the support of TIM Institute, was concluded with the training of 35 participants. Aimed at young people with disabilities and their families, the project aims to prepare them for the job market by stimulating entrepreneurial skills;
- The Bateria do Instituto TIM selected new members for the 2022 cycle of the project, which is again entirely on-site. In addition to the percussion classes, held at the Artur da Távola Carioca Music Center in Rio de Janeiro, the 50 drummers also participate in body expression and singing workshops;
- For its diversity in the Board of Directors, with 33% women, it received the WoB Women on Board Initiative seal;
- It is one of 13 Brazilian companies included in the Bloomberg Gender Equality Index (GEI Bloomberg), which brings together more than 400 companies from 45 countries.
- It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP);
- It is part of the Business Coalition for Racial and Gender Equity, the Business Network for Social Inclusion (REIS), and the Business Coalition to End Violence Against Women and Girls.

GOVERNANCE

- TIM received from the American Internal Control Institute (ICI), the International Certificate of Excellence of the Internal Control System. The ICI is a worldwide organization dedicated exclusively to internal control and corporate governance;
- With three winning cases in the Smart Customer 2022 Company of the Year Award, TIM was recognized for its successful strategy in handling customer requests, for the decrease in complaints on the Reclame Aqui website, and for its virtual assistant TAIS;
- Since 2011, the Company is listed in *Novo Mercado* segment, B3's highest governance level;
- For the second time in a row and the only Telecom company in the country to integrate the list of Pro-Ethical Companies from the Office of the Comptroller General (CGU);
- First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report



DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2022 ("3Q22") and the accumulated nine months of 2022 ("9M22"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br

ATTACHMENTS

Attachment 1: Balance Sheet
Attachment 2: Income Statement
Attachment 3: Cash Flow Statement
Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.



ATTACHMENT 1 – TIM S.A.
Balance Sheet

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ
R$ million					
ASSETS	**54,688**	**43,979**	**24.4%**	**54,307**	**0.7%**
CURRENT ASSETS	**9,341**	**12,611**	**-25.9%**	**8,746**	**6.8%**
Cash and cash equivalents	2,296	4,068	-43.6%	1,199	91.5%
Marketable securities	1,407	3,305	-57.4%	1,088	29.4%
Trade accounts receivable	3,372	2,709	24.5%	3,483	-3.2%
Inventories	278	231	20.3%	280	-0.8%
Recoverable indirect taxes, fees and contributions	422	375	12.3%	442	-4.5%
Recoverable direct taxes, fees and contributions	624	1,265	-50.7%	860	-27.4%
Prepaid expenses	510	264	93.4%	856	-40.3%
Derivative financial instruments	168	69	143.7%	235	-28.5%
Leases	32	29	8.4%	32	-0.9%
Other assets	233	297	-21.5%	273	-14.7%
ASSETS HELD FOR SALE	-	**2,235**	**n.a.**	-	**n.a.**
NONCURRENT	**45,347**	**29,133**	**55.7%**	**45,561**	**-0.5%**
Noncurrent assets	**4,733**	**4,435**	**6.7%**	**4,590**	**3.1%**
Marketable securities	12	9	31.7%	12	1.1%
Accounts receivable	234	133	75.8%	239	-2.1%
Indirect recoverable taxes	863	875	-1.4%	821	5.2%
Direct recoverable taxes	781	1,026	-23.9%	761	2.7%
Deferred income and social contribution taxes	1,090	875	24.6%	965	13.0%
Judicial deposits	685	727	-5.8%	696	-1.7%
Prepaid expenses	86	82	4.1%	195	-56.2%
Derivative financial instruments	701	478	46.5%	622	12.6%
Leases	214	212	1.2%	220	-2.7%
Other assets	68	18	285.2%	59	14.7%
Permanent Assets	**40,614**	**24,698**	**64.4%**	**40,971**	**-0.9%**
Investment	1,563	-	n.a.	1,579	-1.0%
Property, plant and equipment	23,102	17,453	32.4%	23,647	-2.3%
Intangible assets	15,949	7,245	120.1%	15,745	1.3%
LIABILITIES	**54,688**	**43,979**	**24.4%**	**54,307**	**0.7%**
CURRENT LIABILITIES	**10,326**	**6,830**	**51.2%**	**9,674**	**6.7%**
Loans and financing	159	534	-70.2%	126	26.6%
Derivative financial instruments	389	140	178.0%	314	23.9%
Lease liabilities	1,842	1,249	47.6%	1,820	1.2%
Suppliers	4,147	2,653	56.3%	4,083	1.6%
Salaries and related charges	320	326	-1.7%	285	12.2%
Indirect taxes, charges and contributions	1,921	1,288	49.1%	1,801	6.6%
Direct taxes, charges and contributions	133	119	11.9%	100	33.3%
Dividends and interest on shareholders' equity payable	478	176	171.3%	294	62.6%
Authorizations payable	511	132	287.4%	525	-2.6%
Deferred revenues	296	198	49.3%	310	-4.5%
Other liabilities	130	15	748.2%	17	689.2%
LIABILITIES RELATED TO ASSETS HELD FOR SALE	-	**366**	**n.a.**	-	**n.a.**
NON CURRENT LIABILITIES	**19,066**	**12,141**	**57.0%**	**19,301**	**-1.2%**
Loans and financing	4,622	2,881	60.5%	4,595	0.6%
Derivative financial instruments	31	28	11.7%	48	-35.0%
Lease liabilities	10,791	7,264	48.6%	10,953	-1.5%
Authorizations to pay	1,267	216	487.9%	1,214	4.4%
Indirect taxes, charges and contributions	4	3	12.8%	111	-96.8%
Direct taxes, charges and contributions	11	14	-24.3%	12	-7.4%
Provision for legal and administrative proceedings	1,063	959	10.8%	1,064	-0.1%
Pension plan and other post employment benefits	6	7	-11.6%	6	-
Deferred revenues	647	705	-8.2%	660	-2.0%
Other liabilities	623	64	870.8%	638	-2.3%
SHAREHOLDERS' EQUITY	**25,296**	**24,642**	**2.7%**	**25,331**	**-0.14%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	400	402	-0.7%	431	-7.3%
Income reserves	11,237	9,317	20.6%	11,237	-
Equity valuation adjustments	(4)	(5)	-11.6%	(4)	-
Treasury stocks	(2)	(5)	-69.6%	(30)	-94.5%
Net Income for the period	188	1,454	-87.1%	220	-14.7%

ATTACHMENT 2 – TIM S.A.
Income Statement

	DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
	R$ million								
REPORTED	**Net Revenues**	5,611	4,512	24.4%	5,368	4.5%	15,706	13,259	18.5%
	Services Revenues	5,465	4,382	24.7%	5,202	5.1%	15,250	12,877	18.4%
	Mobile Service	5,154	4,096	25.8%	4,899	5.2%	14,339	12,026	19.2%
	Client Generated	4,746	3,706	28.0%	4,487	5.8%	13,133	10,930	20.2%
	Interconnection	116	131	-11.9%	109	6.4%	337	398	-15.3%
	Customer Platform *	50	38	32.0%	52	-5.1%	137	83	65.7%
	Others	243	220	10.3%	250	-2.8%	732	616	19.0%
	Fixed Service	**311**	**287**	**8.4%**	**303**	**2.5%**	**911**	**851**	**7.1%**
	of which TIM Live	201	179	12.2%	197	2.1%	590	532	10.8%
	Products Revenues	**146**	**130**	**12.9%**	**167**	**-12.1%**	**456**	**382**	**19.5%**
	Operating Expenses	**(2,953)**	**(2,353)**	**25.5%**	**(2,932)**	**0.7%**	**(8,510)**	**(6,992)**	**21.7%**
	EBITDA	**2,658**	**2,159**	**23.1%**	**2,436**	**9.1%**	**7,197**	**6,267**	**14.8%**
	EBITDA Margin	47.4%	47.9%	-0.5p.p.	45.4%	2.0p.p.	45.8%	47.3%	-1.4p.p.
	Depreciation & Amortization	**(1,880)**	**(1,404)**	**33.9%**	**(1,689)**	**11.3%**	**(4,969)**	**(4,256)**	**16.8%**
	Depreciation	(1,394)	(970)	43.7%	(1,235)	12.8%	(3,607)	(2,938)	22.8%
	Amortization	(487)	(434)	12.1%	(454)	7.1%	(1,362)	(1,318)	3.4%
	Equity in earnings	**(16)**	-	**n.a.**	**(14)**	**16.0%**	**(39)**	-	**n.a.**
	EBIT	**762**	**755**	**0.9%**	**732**	**4.0%**	**2,189**	**2,011**	**8.8%**
	EBIT Margin	13.6%	16.7%	-3.2p.p.	13.6%	-0.1p.p.	13.9%	15.2%	-1.2p.p.
	Net Financial Results	**(402)**	**(211)**	**90.4%**	**(439)**	**-8.4%**	**(1,089)**	**(473)**	**130.4%**
	Financial expenses	(667)	(501)	33.1%	(785)	-15.0%	(2,091)	(1,185)	76.4%
	Financial income	260	288	-9.7%	336	-22.7%	992	714	38.9%
	Net exchange variation	5	2	142.3%	10	-46.4%	10	(1)	n.a.
	Income before taxes	**360**	**544**	**-33.9%**	**293**	**22.7%**	**1,100**	**1,538**	**-28.5%**
	Income tax and social contribution	88	449	-80.4%	(14)	n.a.	33	403	-91.9%
	Net Income	**448**	**993**	**-54.9%**	**280**	**60.1%**	**1,133**	**1,942**	**-41.7%**
	R$ million								
NORMALIZED *	**Operating Expenses**	**(2,914)**	**(2,345)**	**24.3%**	**(2,882)**	**1.1%**	**(8,400)**	**(6,970)**	**20.5%**
	Personnel	(312)	(290)	7.6%	(296)	5.6%	(910)	(828)	9.9%
	Commercial	(1,053)	(813)	29.5%	(1,032)	2.1%	(2,902)	(2,377)	22.1%
	Network & Interconnection	(891)	(710)	25.5%	(942)	-5.4%	(2,727)	(2,116)	28.9%
	General & Administrative	(223)	(157)	41.5%	(188)	18.6%	(608)	(498)	22.0%
	Cost Of Goods Sold (COGS)	(200)	(174)	15.3%	(219)	-8.5%	(607)	(502)	20.8%
	Bad Debt	(173)	(143)	20.7%	(161)	7.7%	(470)	(428)	10.0%
	Other operational revenues (expenses)	(61)	(57)	8.3%	(45)	36.3%	(176)	(221)	-20.4%
	EBITDA	**2,697**	**2,167**	**24.5%**	**2,486**	**8.5%**	**7,306**	**6,288**	**16.2%**
	EBITDA Margin	48.1%	48.0%	0.0p.p.	46.3%	1.8p.p.	46.5%	47.4%	-0.9p.p.
	Net Financial Results	**(402)**	**(211)**	**90.4%**	**(439)**	**-8.4%**	**(1,089)**	**(473)**	**130.4%**
	Income tax and social contribution	75	(78)	n.a.	(31)	n.a.	(5)	(128)	-96.4%
	Net Income	**473**	**474**	**-0.1%**	**313**	**51.3%**	**1,205**	**1,432**	**-15.9%**
	Total Normalized Items	(25)	519	n.a.	(33)	-23.3%	(72)	510	n.a.

* EBITDA normalized according to the items described in the Costs section (+R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21). Net Income normalized by: tax credit and other effects (-R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

ATTACHMENT 3 – TIM S.A.
Cash Flow Statement

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
R$ million								
Initial Cash Balance	**1,199**	**3,749**	**-68.0%**	**4,003**	**-70.1%**	**5,229**	**2,575**	**103.0%**
Earnings Before Taxes Normalized*	398	552	-27.8%	344	16.0%	1,209	1,560	-22.5%
Non recurring operating items	(39)	(8)	402.1%	(50)	-23.3%	(109)	(21)	411.2%
Depreciation & Amortization	1,880	1,404	33.9%	1,689	11.3%	4,969	4,256	16.8%
Equity in earnings	16	0.2	6948.5%	14	16.0%	39	0.2	16782.3%
Provision for legal and administrative proceedings	63	53	20.5%	50	28.1%	184	223	-17.6%
Monetary adjustments to deposits, administrative and legal proceedings	7	25	-71.3%	43	-83.0%	87	(24)	n.a.
Interest, monetary and exchange variations of borrowings and other financial adjustments	174	71	144.3%	227	-23.4%	614	38	1495.9%
Lease interest payable	367	216	70.4%	335	9.5%	957	612	56.4%
Lease interest receivable	(7)	8	n.a.	(7)	2.3%	(21)	(3)	565.2%
Provision for expected credit losses	173	143	20.7%	161	7.7%	470	428	10.0%
Others	(63)	9	n.a.	(39)	59.9%	(80)	27	n.a.
Decrease (increase) in operating assets	**504**	**(160)**	**n.a.**	**(257)**	**n.a.**	**241**	**393**	**-38.8%**
Trade accounts receivable	(39)	(53)	-26.2%	(272)	-85.6%	(421)	(62)	580.8%
Taxes and contributions recoverable	218	(245)	n.a.	168	29.9%	797	396	101.4%
Inventory	2	(5)	n.a.	(58)	n.a.	(75)	15	n.a.
Prepaid expenses	263	75	249.2%	(97)	n.a.	(72)	(123)	-40.9%
Judicial deposit	23	43	-46.1%	28	-16.8%	59	197	-70.0%
Other current assets	37	26	42.1%	(27)	n.a.	(46)	(30)	53.5%
Increase (decrease) in operating liabilities	**(2)**	**497**	**n.a.**	**(1,174)**	**-99.8%**	**(2,633)**	**(489)**	**439.0%**
Payroll and related charges	35	55	-37.1%	(63)	n.a.	17	57	-71.0%
Suppliers	161	55	193.1%	8	1872.5%	(84)	(458)	-81.6%
Taxes, charges and contributions	(168)	519	n.a.	260	n.a.	(50)	377	n.a.
Authorizations payable	18	(2)	n.a.	(1,272)	n.a.	(2,244)	(7)	30014.8%
Payments for legal and administrative proceedings	(83)	(77)	7.8%	(55)	51.3%	(194)	(256)	-24.3%
Deferred revenues	(17)	(16)	5.1%	3	n.a.	(39)	(118)	-67.5%
Other current liabilities	53	(36)	n.a.	(55)	n.a.	(39)	(83)	-52.6%
Income tax and social contribution paid	-	(39)	n.a.	-	n.a.	-	(45)	n.a.
Net Cash (used in) from operations	**3,473**	**2,773**	**25.2%**	**1,335**	**160.1%**	**5,927**	**6,955**	**-14.8%**
Capex**	(978)	(897)	9.0%	(1,050)	-6.9%	(3,355)	(3,126)	7.3%
Marketable securities	(320)	69	n.a.	2,985	n.a.	3,161	(1,236)	n.a.
Consideration for the acquisition of Cozani	193	-	n.a.	(6,411)	n.a.	(6,217)	-	n.a.
Others	6	2	235.9%	(11)	n.a.	(3)	5	n.a.
Net cash used in investment activities	**(1,291)**	**(826)**	**56.3%**	**(4,293)**	**-69.9%**	**(6,415)**	**(4,358)**	**47.2%**
New borrowing	-	-	n.a.	1,249	-100.0%	1,249	2,672	-53.3%
Repayment of borrowing	(14)	(1,013)	-98.6%	(58)	-75.3%	(502)	(1,663)	-69.8%
Interest paid - borrowing and financings	(23)	(18)	23.7%	(46)	-50.4%	(93)	(35)	167.8%
Payment of financial lease	(471)	(305)	54.3%	(393)	19.8%	(1,168)	(861)	35.7%
Interest paid - leases	(336)	(207)	61.7%	(313)	7.3%	(901)	(614)	46.8%
Derivative financial instruments	(3)	208	n.a.	(69)	-95.0%	(100)	239	n.a.
Dividends and interest on shareholder's equity paid	(266)	(297)	-10.3%	(192)	38.6%	(933)	(831)	12.3%
Others	28	5	479.0%	(25)	n.a.	3	(11)	n.a.
Net cash used in financing activities	**(1,085)**	**(1,628)**	**-33.4%**	**153**	**n.a.**	**(2,445)**	**(1,105)**	**121.4%**
Cash Flow	**1,097**	**318**	**244.5%**	**(2,804)**	**n.a.**	**(2,933)**	**1,492**	**n.a.**
Final Cash Balance	**2,296**	**4,068**	**-43.6%**	**1,199**	**91.5%**	**2,296**	**4,068**	**-43.6%**

* EBT normalized according to the items described in the Costs section (+R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21).

ATTACHMENT 4 – TIM S.A.
Operating Indicators

DESCRIPTION	3Q22	3Q21	% YoY	2Q22	% QoQ	9M22	9M21	% YoY
Mobile Customer Base ('000)	68,796	51,614	33.3%	68,695	0.1%	68,796	51,614	33.3%
Prepaid	39,136	29,239	33.9%	38,902	0.6%	39,136	29,239	33.9%
Postpaid	29,659	22,375	32.6%	29,794	-0.5%	29,659	22,375	32.6%
Postpaid (ex-M2M)	24,947	18,296	36.4%	25,059	-0.4%	24,947	18,296	36.4%
4G Users Base ('000)	59,612	45,819	30.1%	59,811	-0.3%	59,612	45,819	30.1%
5G Users Base ('000)	821	-	n.a.	-	n.a.	821	-	n.a.
Market Share	26.6%	20.7%	5.9p.p.	26.5%	0.1p.p.	26.6%	20.7%	5.9p.p.
Prepaid	33.2%	24.8%	8.4p.p.	32.4%	0.8p.p.	33.2%	24.8%	8.4p.p.
Postpaid	21.0%	17.0%	4.0p.p.	21.4%	-0.4p.p.	21.0%	17.0%	4.0p.p.
Postpaid (ex-M2M)	24.0%	18.6%	5.4p.p.	24.2%	-0.2p.p.	24.0%	18.6%	5.4p.p.
Monthly Churn (%)	3.8%	3.3%	0.5p.p.	3.3%	0.5p.p.	3.5%	3.7%	-0.1p.p.
Mobile ARPU (R$)	24.9	26.5	-5.8%	25.8	-3.4%	25.9	25.9	0.0%
Prepaid	12.8	13.0	-1.7%	12.6	1.2%	12.8	12.8	0.4%
Postpaid	36.0	38.3	-6.1%	36.9	-2.5%	37.2	38.1	-2.4%
Postpaid (ex-M2M)	n.a.	46.5	-	n.a.	-	n.a.	46.0	-
TIM Live Customer Base ('000)	708	675	5.0%	699	1.3%	708	675	5.0%
FTTH	514	386	33.1%	479	7.3%	514	386	33.1%
FTTC	194	289	-32.7%	220	-11.6%	194	289	-32.7%
TIM Live Net Additions ('000)	9	9	9.4%	10	-5.3%	24	30	-20.5%
TIM Live ARPU (R$)	92.8	90.8	2.2%	91.4	1.5%	91.9	89.7	2.4%
Handsets Sold ('000)	147	177	-16.9%	153	-4.1%	453	503	-9.9%
Headcount	9,675	9,379	3.2%	9,156	5.7%	9,675	9,379	3.2%